

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2014

Via E-mail
Maodong Xu, CEO
Wowo Limited
Third Floor, Chuangxin Building
No. 18 Xinxi Road, Haidian District, Beijing
People's Republic of China

Re: **Wowo Limited**
Confidential Draft Registration Statement on Form F-1
Submitted August 8, 2014
CIK No. 0001527762

Dear Mr. Xu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

3.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. See Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

4.   Please revise your filing to provide a summary of recent developments to disclose your financial results during 2014 to the extent you have this information. Also, provide a discussion of your results, including identification of any known material trends or events and quantify these trends or events where possible.

Cover Page

5.   Please revise to provide the name of the lead or managing underwriter. Refer to Item 501(b)(8) of Regulation S-K.

Prospectus Summary, page 1

6.   Although you disclose in a risk factor on page 19 that you generate a substantial portion of your revenues as commission from the sales of WoWo coupons to retail customers, you do not discuss the use or sale of such coupons until page 108 of the prospectus. Please revise the summary to discuss this aspect of your business or advise. Also, quantify in the summary and in the risk factor on page 19 the "substantial portion" of your revenues that you generate through sales of WoWo coupons.

7.   Please provide a brief discussion in this section of the function of your operating websites, 55.com and 55tuan.com.

8.   Disclose in the summary that your chairman and chief executive officer will continue to have a substantial control over the company after the offering and disclose the percentage of your voting power to be held by him following the offering.

Overview, page 1

9.   Please provide us with independent, objective support for the claim in this section that you are one of China's leading third-party e-commerce platforms focusing on local entertainment and lifestyle services.

Our Value Proposition, page 2

10.   On page 3, you provide selective disclosure of your revenues for fiscal years 2012 and 2013. Financial results should be presented contextually in light of other relevant financial data. Accordingly, please disclose your net loss for these periods as well.

Our Competitive Advantages, page 3

11.   We note terms and phrases, such as "proven" and "highly regarded entrepreneur" used to describe your officers and directors in relation to their expertise throughout the prospectus. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

Our Strategy, page 5

12.   You indicate in this section that you are "currently rolling out" your WoWo Merchant App. Please revise to clarify whether the app is currently available in certain cities or population centers you serve and your expected timetable for completing deployment of the app. Discuss here and in your Management's Discussion any material costs you expect to incur in connection with your roll out of the app.

Our Corporate Structure, page 7

13.   Please briefly describe in this section the material terms of the contractual arrangements between Wowo Shijie and the two consolidated affiliated entities in China, Beijing WoWo Tuan and Kai Yi Shi Dai, and their respective shareholders, including any provisions related to term and termination. Also, disclose that if Beijing WoWo Tuan and Kai Yi Shi Dai and their shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contracts that give you effective control and if you are unable to maintain such control, you would not be able to continue to consolidate the financials results of Beijing WoWo Tuan and Kai Yi Shi Dai with your financial results.

Risk Factors

14.   We note your statement in the introductory paragraph of this section that "additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, could also become important factors that affect us." Please remove this statement as your risk factor section should address current and known material risks.

"We have never been profitable…," page 15

15.   We note Exhibit 10.13 and the statement in this section that Mr. Xu has agreed to provide adequate funds to enable the company to meet its financial obligations through December

31, 2015. Please provide prominent disclosure regarding this commitment in the prospectus summary. Clarify in the risk factor and the Use of Proceeds section whether the funds provided by Mr. Xu are loans that must repaid and, if so, whether the company plans to repay the loans, including the $22.3 million already provided by Mr. Xu, with proceeds from this offering. Also, as you anticipate using the net proceeds of this offering to meet your working capital needs, which you are currently meeting with the funds provided by Mr. Xu, please disclose in the risk factor and the Use of Proceeds section your anticipated working capital deficit for the 12 months following the effective date of the prospectus. Finally, address in the risk factor whether there is a material risk that the commitment may be unenforceable by the company or that Mr. Xu may have insufficient resources to meet his commitment.

"Our operating philosophy and interest in maintaining a strong network effect…," page 17

16.   You state in this risk factor that you currently charge storefront fees only to certain small- and medium-sized merchant clients and that you plan to enlarge the category of paying merchant clients to larger or higher revenue merchants "when this business model have gained a wide base acceptance." Please explain in your disclosure how you selected the small- and medium-sized clients that currently pay storefront fees.

"If the PRC government finds that the agreements that establish the structure for operating our businesses in China…", page 30

17.   Please disclose that you obtained an opinion of counsel regarding the effectiveness and enforceability of your ownership structure and the contractual arrangements with Beijing Wowo Tuan and Kai Yi Shi Dai and their respective shareholders or advise.

"The shareholder of Beijing Wowo Tuan…," page 32

18.   Please disclose whether you have policies regarding the manner in which you and Mr. Xu will resolve the types of conflicts of interest that you describe in this paragraph.

"We are an emerging growth company…," page 47

19.   Please revise your disclosure here and on page 8 to disclose your election under Section 107(b) of the JOBS Act.

- If you elect to opt-out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable.
- If you elect to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, include risk factor disclosure explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. You should also disclose

in the risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please provide a similar statement in your critical accounting policy disclosures in your Management's Discussion and Analysis section.

Dilution, page 58

20.   Please revise your filing to disclose the conversion ratio used to determine the amount of common shares that will be issued upon the completion of your offering.

21.   Please revise to disclose why you believe a measure of "net tangible liabilities" is meaningful for the purposes of dilution and why you believe presenting this measure is appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 70

22.   Discuss the impact on your financial condition of known trends, uncertainties, demands, commitments or events, such as your expectation that you will spend substantial amounts in operating expenses in the near future, as indicated in a risk factor on page 15, your plans to increase the number of your merchants who pay storefront fees and the challenges you face to successfully monetize your mobile user traffic. Refer to Item 5.D of Form 20-F and Section III.B.3 of SEC Release 33-8350.

Operating Metrics, page 71

23.   For each of your metrics please tell us what consideration you gave to presenting monthly or quarterly data that may be indicative of any material trends that would be useful to investors. Also, tell us whether management uses monthly or quarterly metric data to evaluate the operating results of the company. Also, revise the Management's Discussion and Analysis section to identify trends in your metrics and discuss any reasonably likely material effect on your revenues, net income and financial position that would cause reported financial information to not be indicative of future operating results or financial condition. Refer to Item 5. D of Form 20-F.

24.   Please tell us what consideration you have given to separately identifying the number of merchant clients that have opened a storefront in your WoWo Mall and those that have only participated in your group buy/flash sale channel without operating a storefront.

25.   We note that many of your operating metrics give an indication of the changes in the volume of customers, but do not provide insight into any changes in pricing during the period. Please revise to disclose any metrics management uses to monitor the pricing of your services, and present these metrics separately for your Wowo coupon sales and your store front fees, if possible. Refer to Section III.B.1 of SEC Release No. 33-8350.

Critical Accounting Policies

Revenue Recognition, page 76

26.   We note your disclosure on page F-15 that currently, unredeemed amounts beyond the
        refund period remain in advances from customers due to certain legal considerations.
        Please revise your disclosure to elaborate on what these legal considerations are. Also,
        disclose the approximate time frame in which you expect to recognize these revenues,
        discuss any uncertainties within that estimate and describe the types of events that would
        cause you not to recognize this revenue in the future. Refer to Section V of Release 33-
        8350.

Goodwill and Long-Lived Intangible Assets with definite life, page 77

27.   We note your disclosure that you proceeded directly to Step 2 of the goodwill impairment
        test due to the fact that you deemed it more likely than not that goodwill impairment
        might exist. Further, this conclusion appears to be based on the consideration that you
        have been generating losses and negative cash flows during the reported periods. In light
        of that fact, please revise your filing to disclose the following information:
        - The percentage by which the fair value of your reporting unit exceeds the carrying
          value. Alternatively, specifically disclose that the fair value is substantially in
          excess of carrying value, if true.
        - You disclose that the primary technique used to determine fair value for your
          goodwill impairment test is the discounted cash flow method. However, your
          disclosure indicates that you use three methods to determine fair value, at which
          point you evaluate the results under all three and assign a fair value. Revise your
          disclosure to more specifically describe the factors considered when determining
          the most appropriate fair value within the range of values determined separately
          under each method. Clarify the nature of any adjustments and discuss the factors
          considered when determining how much adjustment is needed.
        - Discuss the degree of uncertainty within the assumptions used to value your
          reporting unit for the purposes of determining whether goodwill is impaired. In
          particular, clarify whether you are assuming that you will be generating positive
          revenue growth rates or whether you assume these growth rates change over time.
          Provide this information for each significant assumption used to determine the
          fair value of your reporting unit.
        - Discuss the potential events or circumstances that could be reasonably expected to
          negatively affect the key assumptions. For example, discuss the impact that
          slower rates of revenue growth due to lower than expected sales, or a higher or
          lower discount rate would have on your estimate of fair value.
        Refer to Section V of Release 33-8350.

Fair Value of Our Ordinary Shares and Share-Based Compensation, page 80

28.   We note your disclosure on page 82 that the options granted during 2012 and 2013 have no intrinsic value. Please tell us how you considered the fact that several of your grants have an exercise price that is below the fair value of the underlying shares on the date of grant when making this conclusion.

Liquidity and Capital Resources, page 86

29.   We note your disclosure that one source of liquidity is the commitment of financial support provided by Mr. Maodong Xu. Please revise your filing to disclose whether this commitment has any limits to the amount that Mr. Xu has agreed to provide.

30.   You appear to rely primarily on your VIEs for your cash and financing requirements. Therefore, please revise this section to provide the following:
- Describe the restrictions on the net assets of your VIEs, as well as the restrictions related to the transfer of net assets by your VIEs or any transfer of your assets to the VIEs.
- Discuss the potential impact these restrictions may have on your liquidity or the liquidity of your VIE subsidiaries.
- Describe any other ways that you or the VIEs may transfer cash other than through loans or dividends.
- Discuss the impact of existing PRC foreign exchange regulations on any payments receivable from or payable to your VIEs.
- Describe the differences between PRC GAAP and US GAAP when determining the amount of restricted net assets.

31.   You disclose the balances of cash and cash equivalents held on a consolidated basis, within your VIEs and within your parent company on pages F-3, F-13 and F-46, respectively. We note that there is a significant difference between the amount of cash and cash equivalents reported at the parent company level and at your VIEs at December 31, 2013. Given the significance of the VIEs activities to your consolidated results, please revise your filing to provide the following:
- Disclose why this difference is occurring and where the remainder of your cash and cash equivalents are held.
- If the remainder of your cash and cash equivalents balance is held within the PRC, revise your disclosures to discuss any restrictions on the use or transfer of it between you and your subsidiaries due to PRC laws or regulations.
- If the remainder is held outside the PRC, discuss which currency the balance is denominated in and discuss any risks associated with holding cash and cash equivalents in a currency other than that used by your significant operating VIE subsidiaries.

<u>Industry Overview, page 93</u>

32.   With respect to data in the prospectus that is attributed to iResearch, please provide us with copies of the reports or other written documents relied upon, marked to highlight the relevant sections you reference. Also, tell us if you or offering participants commissioned the report or reports from which the data was derived.

<u>Management</u>

<u>Directors and Executive Officers, page 127</u>

33.   Please discuss any arrangement or understanding with your major shareholders or others pursuant to which any director or executive officer was selected as a director or executive officer. Refer to Item 4 of Form F-1 and Item 6.A.5 of Form 20-F. In this regard, we note the affiliation between Ms. Chen and CDH Venture.

<u>Compensation of Directors and Executive Officers, page 131</u>

34.   Please disclose if your directors and executive officers received any cash compensation for fiscal 2013. Also, disclose the total amounts set aside or accrued by the company to provide pension, retirement or similar benefits to your directors and executive officers. Refer to Item 4.a of Form F-1 and Item 6.B of Form 20-F.

<u>Principal Shareholders, page 133</u>

35.   Footnotes (2) and (5) disclaim beneficial ownership except to the extent of any pecuniary interest therein. Beneficial ownership includes the power to direct the voting or disposition of the securities or to receive the economic benefit of the securities. Refer to General Instruction F to Form 20-F. Because shareholders have the power to direct the voting or disposition of the shares, they are beneficial owners even if they do not receive the economic benefit of the securities. Please revise.

<u>Related Party Transactions, page 135</u>

36.   Please disclose in this section your arrangement with the company jointly owned by the wife and brother of your chairman and chief executive officer that provides you call center space free of charge in Rizhao City, Shandong province, or advise why such disclosure is not required in this section. Refer to Item 4.a of Form F-1 and Item 7.B.1 of Form 20-F.

<u>Taxation, page 159</u>

37.   If the tax opinions to be filed as Exhibits 8.1, 8.2 and 8.3 will be short-form tax opinions, please revise the introductory paragraph of this section to disclose that the statements in the section regarding the material Cayman Islands, People's Republic of China and U.S.

federal income tax consequences of an investment in your ADSs constitute the opinions of Conyers Dill & Pearman (Cayman) Limited, B & D Law Firm and Jones Day, respectively. Refer for guidance to Section III.B.2 of Staff Legal Bulletin No. 19.

Consolidated Statements of Operations, page F-5

38.   We note you included all of the impairment charge related to your intangible assets in one operating expense line item. Considering you disclose on page F-17 that cost of revenue includes amortization of acquired trade name/domain name, please revise your statements of operations presentation to include the impairment charge related to your trade name/domain name as a cost of revenue. Refer by analogy to ASC 420-10-S99-3.

Consolidated Statement of Changes in Deficit, page F-7

39.   Article 3-04 of Regulation S-X requires a reconciliation of all captions of stockholder's equity, to include mezzanine equity. Therefore, please include a separate column, with its own total separate from permanent equity, which reflects all changes within your mezzanine equity for each period presented or alternatively, include this information in the notes to the financial statements. Please similarly revise your Financial Statement Schedule I on page F-49.

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities

The VIE arrangements, page F-9

40.   We note your disclosure that the service agreements can be renewed at WOFE's option for an additional 10 years. However, per review of Section 10 of exhibits 10.5 and 10.8, we note that WOFE may determine the term of renewal. Please reconcile this apparent inconsistency.

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-15

41.   We note your disclosure that for online coupons you recognize revenue when the subscriber redeems the online coupon. We also note your disclosure that you assist your merchants in arranging for third-party logistics companies to deliver the products to your subscribers and that your remaining obligations to your merchants after coupon redemption is inconsequential. Please describe in detail the services you perform for your merchants after a coupon is redeemed, including the services you provide in arranging for the delivery of products to subscribers, and why you believe these services are inconsequential. As part of your response, please explain how you determined that

revenue should be recognized upon redemption of the online coupon as opposed to after these subsequent services are rendered to the merchants.

42.   We note your disclosure on page 74 that you offer customers a refund if the customer has not redeemed the online coupon within 20 days after the expiration date of the coupon and that such amounts remain on your balance sheet in advance from customers due to certain legal considerations. We also note you disclose the amount of unredeemed coupons whose refund period has expired for more than two years. Please tell us your accounting policy for unredeemed coupons after 20 days from the expiration of the coupon and when you record revenue related to such unredeemed coupons, including whether such amounts are recorded on a gross or net basis. In this regard, clarify whether amounts paid to the respective merchants prior to redemption by the subscriber are required to be refunded by the merchant to the company or if amounts have not been paid to the respective merchants, whether the company recognizes the full amount paid by the subscriber as revenue or whether the company must remit a certain amount to the merchant. Please also explain the significance of the two year period after the expiration of the refund period. Revise you disclosure as necessary.

Accounts Receivable, page F-17

43.   We note your disclosure that you have not provided for an allowance for doubtful accounts on your accounts receivable because there is no risk of collection; however, we note you record an allowance for doubtful advance to suppliers. Please revise your disclosure to include your accounting policy related to your advances to suppliers, including the related allowance, as well as a rollforward of the activity related to the allowance as required by Rule 12-09 of Regulation S-X. Additionally, as part of your response please tell us whether you are required to provide these advances to the suppliers as part of a contract or whether these advances are discretionary.

Note 12. Convertible Redeemable Preferred Shares

Conversion, page F-34

44.   Please revise your disclosure to present the conversion rate in effect at the reporting date for each class of preferred stock. If this rate differs based on whether the conversion is optional or automatic, please present the conversion rates separately for each class of preferred stock and each type of conversion. Refer to ASC 505-10-50-6.

Note 14. Share Based Compensation, page F-37

45.   You disclose on page F-40 that the weighted average price of options granted during 2012 was $0.06; however, it is unclear how you determined this price when the majority of your options were granted with an exercise price of $0.00001. Please revise or advise.

46.   Please revise your tabular disclosure on page F-40 to provide the weighted average grant date fair value. Refer to ASC 718-10-50-2(c)(2).

Note 16. Related Party Transactions, page F-42

47.   Please revise your disclosure to clarify if the Maodong listed in the tabular disclosure of the nature of related parties is the same as Mr. Maodong Xu, who is also the CEO in addition to being a shareholder.

48.   We note your disclosure that loans provided to the company by Maodong are interest free. Please tell us how you considered the requirements of ASC 835-30 when accounting for these loans. Specifically, tell us how you considered the need to impute a market rate of interest on these loans, particularly in light of your disclosure on page 88 that you obtained financing from a PRC Bank at a rate of 7.216%.

49.   Please revise your disclosure to report all related party transactions within this footnote. For example, we note your disclosure on page 115 that you lease property for your call centers from a company owned by Ms. Fangzhou Xu and Mr. Tianqin Xu, the wife and brother of your Chairman and CEO, who appear to be related parties pursuant to ASC 850-10-20. Similarly, we note on page F-38 that you repurchased 2,000,000 shares from the CEO at a price less than their fair value.

50.   Please revise your filing to disclose the fair value of your related party goods and services, such as free rent, that are provided to you for nominal value so a reader may understand the effect of these transactions on your financial statements. Also, disclose the fair value of the shares repurchased from your CEO as compared to the price you paid for them. Refer to ASC 850-10-50-1(b).

Additional Information – Financial Statement Schedule I

Condensed Financial Information of Parent Company

Balance Sheets, page F-46

51.   You present a balance related to "liabilities in subsidiaries". Please clarify what this line item relates to. If it relates to your investment in subsidiaries that are accounted for using the equity method, please tell us how you considered ASC 323-10-35-20 and 21 or ASC 323-10-35-24 in determining that this presentation is appropriate. Refer to ASC 323-10-50-3(a)(3).

Statements of Cash Flows, page F-50

52.   We note your presentation of the cash flows relating to your "investment in subsidiary" within investing cash flows; however, we could not locate a similar line item in your

balance sheet. Please explain to us what this line item represents and revise your presentation to reflect your balance sheet assets or liabilities, if appropriate.

Undertakings, page II-3

53.   The undertakings included in paragraphs (3) and (4) of this section apply to offerings registered pursuant to Rule 415 under the Securities Act. Please remove these undertakings or advise how they apply to this offering.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Julian Lin, Esq.
        Jones Day